SEC File Number: 0-4465
CUSIP Number: 384739 10 9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB	☐ Form N-SAR

For Period Ended: May 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transitional Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PERVASIP CORP
Full Name of Registrant

________________________________
Former Name if Applicable

75 South Broadway, Suite 400
Address of Principal Executive Office (Street and Number)

White Plains, New York 10601
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to unexpected delays in obtaining information with regard to a financing at the end of the quarter ended May 31, 2008, our independent registered public accounting firm was unable to complete its review of our Quarterly Report on Form 10-QSB within the prescribed time period without unreasonable effort or expense.

As a result of the foregoing, our Quarterly Report on Form 10-QSB for the quarterly period ended May 31, 2008 will be filed on or before July 22, 2008, which is within the extension period provided under Rule 12b-25.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Eric M. Hellige	(212)	421 - 4100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are not able to release any financial information at this time due to the potential impact on our financial results of certain transactions that occurred on May 28, 2008, which require additional information from other parties before we can record the transaction.

PERVASIP CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 16, 2008	By /s/ Paul H. Riss
Paul H. Riss
Chief Executive Officer